Confidential

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-65548

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: COBRA TRADING, INC.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3008 E HEBRON PKWY, BLDG. 400
(No. and Street)

CARROLLTON	TX	75010
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

CHADD HESSING	972-491-7999	CH@COBRATRADING.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

SANVILLE & COMPANY
(Name – if individual, state last, first, and middle name)

325 S. ST. PAUL ST., STE 3100	DALLAS	TX	75201
(Address)	(City)	(State)	(Zip Code)

09/18/03	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CHADD HESSING, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of COBRA TRADING, INC., as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ROBERT ELLIOTT
Notary ID #128385718
My Commission Expires
September 27, 2026

NOTARY PUBLIC STATE OF TEXAS

Signature: [signature]

Title: CEO

[signature]

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Those Charged With Governance
Cobra Trading, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Cobra Trading, Inc. (the Company) as of December 31, 2025, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2021.

Sanville & Company, LLC

Sanville & Company, LLC
Dallas, Texas
March 24, 2026

COBRA TRADING, INC.
Statement of Financial Condition
December 31, 2025

ASSETS

Cash and cash equivalents	$	17,584,993
Deposit with broker/dealer		8,126,220
Clearing deposit with broker-dealer		327,075
Receivable from broker-dealer		1,252,007
Accounts receivable		404,945
Cash held for customer debits		1,461,822
Property, equipment and leasehold improvements, net of accumulated depreciation of $142,663		113,225
Right of use asset		471,868
Other assets		11,452
	$	29,753,607

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Accounts payable	$	2,777,833
Accrued expenses		261,933
Customer debit payable		1,461,822
Due to clearing firms		5,805,581
Right of use liability		471,868
		10,779,037

Stockholder's equity:

Common stock, no par value, 100,000 shares authorized, 1,000 shares issued and outstanding		96,250
Retained earnings		18,878,320
Total stockholder's equity		18,974,570
	$	29,753,607

The accompanying notes are an integral part of these financial statements.

COBRA TRADING, INC.
Statement of Income
For the Year Ended December 31, 2025

Revenues:		
Commissions	$	17,155,022
Interest income		1,076,294
Fee income		87,828,276
Miscellaneous income		704
Total Revenues		106,060,296
Expenses:		
Employee compensation and benefits		6,316,000
Brokerage and clearance fees		72,843,269
Communications		70,432
Occupancy and equipment costs		93,365
Promotional costs		1,204,871
Interest		30,317
Regulatory fees and expenses		243,322
Professional fees		855,095
Bad debt expense		90,234
Depreciation expense		15,896
Insurance expense		26,360
Software expense		322,351
General and administrative		177,827
Total Expenses		82,289,339
Income before income taxes		23,770,957
Provision for income taxes		108,125
Net Income	$	23,662,832

The accompanying notes are an integral part of these financial statements.

COBRA TRADING, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2025

	Shares	Common Stock		Retained Earnings		Total	
Balance at December 31, 2024	1,000	$	96,250	$	20,665,488	$	20,761,738
Net income					23,662,832		23,662,832
Distributions					(25,450,000)		(25,450,000)
Balance at December 31, 2025	1,000	$	96,250	$	18,878,320	$	18,974,570

The accompanying notes are an integral part of these financial statements.

COBRA TRADING, INC.
Statement of Cash Flows
For the Year Ended December 31, 2025

Cash Flows from Operating Activities

Net income	$ 23,662,832
Adjustments to reconcile net income (loss) to net	
cash provided (used) by operating activities:	
Depreciation	15,896
Change in operating assets and liabilities:	
Increase in deposit with broker/dealer	(2,340,708)
Decrease in clearing deposit with broker	794
Decrease in receivable from broker-dealer	294,546
Decrease in cash held for customer debits	329,457
Increase in accounts receivable	(146,083)
Decrease in right of use asset	86,078
Increase in other assets	(7,291)
Increase in accounts payable	747,243
Increase in accrued expenses	261,933
Decrease in customer debit payable	(329,457)
Increase in due to clearing firm	1,868,393
Decrease in right of use liability	(86,078)
Net cash provided by operating activities	24,357,555

Cash Flows from Investing Activities

Purchase of furniture, equipment and leasehold improvements	(33,482)
Net cash used by investing activities	(33,482)

Cash Flows from Financing Activities

Distributions	(25,450,000)
Net cash used by financing activities	(25,450,000)
Net increase (decrease) in cash and cash equivalents	(1,125,927)
Cash and cash equivalents at beginning of year	18,710,920
Cash and cash equivalents at end of year	$ 17,584,993

Supplemental disclosures

Cash paid for:

Income taxes	$ 0
Interest	$ 30,317

The accompanying notes are an integral part of these financial statements.

Note 1 — Organization and Nature of Business

Cobra Trading, Inc. (the "Company") was organized in June, 2004. The Company became a broker/dealer in securities registered with the Securities and Exchange Commission ("SEC") effective December 17, 2004, and is a member of the Financial Industry Regulatory Authority ("FINRA"), the National Futures Association ("NFA") and Securities Investor Protection Corporation ("SIPC"). The Company operates under the exemption provisions of SEC Rule 15c3-3(k)(2)(ii) which provide that all funds and securities belonging to the Company's customers be handled by a clearing broker-dealer.

The Company's customers are primarily individuals trading securities through the Company's online portal.

Note 2 — Significant Accounting Policies

Cash and Cash Equivalents

The Company treats money market mutual funds and all highly liquid debt instruments with original maturities of three months or less as cash equivalents for purposes of the statement of cash flows.

Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements are stated at cost. Depreciation on office equipment and furniture is computed using the straight line method over useful lives of three to seven years. Leasehold improvements are amortized over the shorter of their useful lives or the remainder of the lease term.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Note 2 — <u>Significant Accounting Policies (cont'd)</u>

Revenue From Contracts with Customers

The Company follows Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (ASC 606). ASC 606 requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with the customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, and (d) allocate the transaction price to the performance obligation, in determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved and (e) recognize revenue when (or as) the Company satisfies a performance obligation.

Revenue from contracts with customers include brokerage commissions and fee revenues. The recognition and measurement of revenue is based on the assessment of individual contract items. Significant judgement is required to determine whether performance obligations are satisfied at the point in time or other time; how to allocate transaction process where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints should be applied due to uncertain future events.

<u>Brokerage Commissions</u>

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

<u>Fee Revenue</u>

The fee revenue consists of two parts. Primarily, the Company charges its customers a short interest charge for short positions in the customer's accounts. This fee is assessed daily. In addition, some customers take advantage of certain software offered by the Company. The fee for this service is charged monthly. The Company believes that the

Note 2 — Significant Accounting Policies (cont'd)

performance obligation of the Company is satisfied when the charges are made to the customer.

The economic conditions which affect the Company's operations are related to overall strength of the financial and commodity markets.

Leases

The Company determines if an arrangement is a lease at inception. Leases that have terms of one year or less are deemed to be short term, and are expensed on a straight line basis over their respective terms. Operating leases are included in right-of-use ("ROU") assets, and lease liabilities in the Statement of Financial Condition.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payment over the lease term. As most of the leases do not provide an implicit rate, the Company generally uses, the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at the commencement date. The operating lease ROU assets also includes any lease payments made and excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payment is recognized on a straight-line basis over the lease term.

The Company has lease agreements with lease and non-lease components, which are generally accounted for separately.

Advertising Costs

All nondirect-response advertising costs are expensed as incurred. Advertising costs were $1,204,871 for the year ended December 31, 2025.

Deposits with and Receivable from Clearing Broker-Dealer

Deposits with clearing broker-dealer include cash maintained at the clearing broker-dealer for clearing and trading activities. Receivable from clearing broker-dealer is comprised of commissions. Such amounts are normally collected between five and thirty-five days after month end. As such, management has not recorded an allowance for doubtful accounts on

Note 2 — Significant Accounting Policies (cont'd)

these receivables. Management records an allowance for doubtful accounts based on a collectability review of specific accounts. Any receivables deemed not collectable are written off against the allowance. Receivables were $1,866,767 at December 31, 2025.

Segment Reporting

The Accounting Standards Update (ASU) 2023-07 issued by the Financial Accounting Standards Board (FASB) introduced enhancements to segment reporting requirements for public entities. The update aimed to improve the transparency and usefulness of financial disclosures for investors and other stakeholders. ASU 2023-07 disclosure requirements are effective for fiscal years starting after December 15, 2024. The chief operating decision maker is the Chief Executive Officer of the Company and it was determined that no additional disclosures are required as the Company has only one reportable segment.

Note 3 — Furniture, Equipment and Leasehold Improvements

A summary of furniture, equipment and leasehold improvements at December 31, 2025 were as follows:

Furniture and fixtures	$ 66,718
Equipment	81,271
Computer Software	7,999
Leasehold Improvements	99,900
	$255,888
Less: accumulated depreciation	142,663
	$ 113,225

Depreciation expense was $15,896 for the year ended December 31, 2025.

Note 4 — Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, a minimum net capital requirement must be maintained, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2025, the Company had net capital of $16,668,718 and net capital requirements of $687,145. The ratio of aggregate indebtedness to net capital was 0.62 to 1

Note 4 — Net Capital Requirements (cont'd)

at December 31, 2025. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Pursuant to the net capital requirements of Section 1.17 of the Commodity Futures Trading Commission, a minimum net capital requirement must be maintained, as defined under such provisions. As an introducing broker, the Company is required to maintain net capital of $687,145. At December 31, 2025, the Company had net capital as defined under Section 1.17 of $16,668,718 which resulted in an excess net capital of $15,981,573.

Note 5 - Defined Contribution Plan

The Company adopted a defined contribution plan, effective January 1, 2018, for its eligible employees. The Company may make deferral contributions up to the annual maximum amount allowed by the Internal Revenue Code. The Company expensed $431,382 during 2025.

Note 6 — Federal Income Taxes

The Company, with consent of its stockholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

The Company files income tax returns in the US federal jurisdiction and in various state and local jurisdictions. The Company's federal income tax returns for all tax years ended on or after December 31, 2021, remain subject to examination by the Internal Revenue Service. The Company's state and local income tax returns are subject to examination by the respective state and local authorities over various statutes of limitation, most ranging from three to five years from the date of filing.

The Company applies FASB ASC 740-10 relating to accounting for uncertain tax positions. ASC 740-10 prescribes a recognition threshold and measurement process for accounting for uncertain tax positions and also provides guidance on various related matters such as derecognition, interest, penalties and disclosures required. The Company does not have any uncertain tax positions.

Note 7 — Commitments and Contingencies

Lease Commitments

The Company has an obligation as a lessee for office space with an initial noncancelable term in excess of one year. The Company classified this as an operating lease. The Company's lease does not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus variable payments. The Company's office space lease requires variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred. The lease expires August 31, 2030. The Company used a discount rate of 5.4% to calculate the right of use liability. The undiscounted rent obligation is $9,594 per month during the term of the lease.

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

Maturities of lease liabilities under noncancellable operating leases as of December 31, 2025 are as follows:

	Principal Discounted	Discount Interest
2026	91,024	24,112
2027	96,254	18,882
2028	101,785	13,351
2029	107,634	7,502
2030	75,170	1,587
	$471,867	$ 65,434

Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is

Note 7 — Commitments and Contingencies (cont'd)

unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The majority of the Company's transactions with off-balance sheet risk are short-term in duration.

Indemnification and Termination Charges

The Company is required to indemnify its clearing broker/dealer if a customer fails to settle a securities transaction, according to its clearing agreement. Management was neither aware, nor had it been notified of any potentially material indemnification loss at December 31, 2025.

Litigation

During the normal course of operations, the Company, from time to time, may be involved in lawsuits, arbitrations, claims, and other legal or regulatory proceedings. The Company does not believe that these matters will have a material adverse effect on the Company's financial position, results of operations, or cash flows.

Note 8 — Concentration Risks

At various times throughout the year, the Company had cash balances in excess of federally insured limits.

Note 9 — Related Party Transactions

The Company has entered into an office lease agreement (See Note 7) with an entity owned by the sole owner of the Company. As of December 31, 2025, the Company had no amounts due to or from the related party.

COBRA TRADING, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2025

Computation of Net Capital

Total ownership equity qualified for net capital		$	18,974,570
Deductions and/or charges			
Non-allowable assets:			
Other receivables	1,461,822		
Property, equipment and leasehold improvement (net)	113,225		
Other assets	11,452		1,586,499
Net capital before haircuts on securities positions			17,388,071
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(c)(2):			314,409
Net capital		$	17,073,662

Aggregate Indebtedness

Items included in statement of financial condition		
Accounts payable, loans and accrued expenses	$	10,307,169
Total aggregate indebtedness	$	10,307,169

Schedule I (continued)

COBRA TRADING, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2025

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 687,145
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$ 687,145
Net capital in excess of minimum required	$ 16,386,517
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital	$ 16,042,945
Ratio: Aggregate indebtedness to net capital	0.60 to 1

Reconciliation with Company's Computation

There are no material differences between this computation of net capital and the corresponding computation prepared by the Company and included in the unaudited Form X-17A-5 Part II FOCUS Report filling as of the same date.

Schedule II

COBRA TRADING, INC.
Computation of Net Capital Under Regulation 1.17
of the Commodity Futures Trading Commission
As of December 31, 2025

COMPUTATION OF ADJUSTED NET CAPITAL

Total ownership equity qualified for net capital		$ 18,974,570
Deductions and/or charges		
Non-allowable assets:		
Other receivables	1,461,822	
Property, equipment and leasehold improvement (net)	113,225	
Other assets	11,452	1,586,499
Net capital before haircuts on securities positions		17,388,071
Haircuts on securities (computed, where applicable, pursuant to Finra Rule 15c3-1(c)(2)):		314,409
Adjusted Net capital		17,073,662
Net Capital Required		687,145
Excess Net Capital		$ 16,386,517

Schedule III & IV

<u>COBRA TRADING, INC.</u>
Computation For Determination of Reserve Requirements and
Information Relating to Posession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2025

The Company is exempt from Securities Exchange Commission ("SEC") Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(ii) and therefore, is not required to maintain a "Special reserve bank account for the Exclusive benefit of customers."



Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Those Charged With Governance
Cobra Trading, Inc.

We have reviewed the accompanying Exemption Report of Cobra Trading, Inc. (the Company) as of and for the fiscal year ended December 31, 2025, in which management asserts that:

1. Pursuant to paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3, the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 throughout the fiscal year ended December 31, 2025;

2. Throughout the fiscal year ended December 31, 2025, the Company: (i) did not receive, hold, or owe funds or securities for or to customers (except amounts received and promptly transmitted in accordance with 17 C.F.R. § 240.15c2-4(a) or (b)(2)); (ii) did not carry accounts of or for customers; and (iii) did not carry proprietary accounts of other broker-dealers (as defined in 17 C.F.R. § 240.15c3-3).

Management of the Company is responsible for the assertions in the Exemption Report and for compliance with the applicable requirements.

We conducted our review in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, nothing came to our attention that caused us to believe that management's assertions referred to above are not fairly stated, in all material respects, based on the criteria set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sanville & Company, LLC

Sanville & Company, LLC
Dallas, Texas
March 24, 2026

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

Cobra Trading, Inc. Exemption Report

Cobra Trading, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Chadd Hessing, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Regards,

Chief Executive Officer

Date of Report: January 24, 2026



S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Commodity Futures Trading Commission Regulation 1.16

To Board of Directors and Those Charged With Governance
Cobra Trading, Inc.

Scope of Consideration
In planning and performing our audit of the financial statements of Sanville & Company, LLC (the Company) as of and for the year ended December 31, 2025, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures that are appropriate in the circumstances for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company is an introducing broker (as defined by CFTC Regulation 1.3(mm)), we did not review the practices and procedures followed by the Company in making the following:

1. The daily computations of the segregation requirements of Sections 4d(a)(2) and 4d(f)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of the funds based on such computations.

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

Management's Responsibility and Limitations
The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the CFTC's objectives.

Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Findings on Internal Control
A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the preceding paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses. Given these limitations, during our audit, we did not identify any deficiencies in internal control and control activities for safeguarding firm assets that we consider to be material weaknesses.

Findings on CFTC Objectives
We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for their purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2025 to meet the CFTC's objectives.

Restricted Use
This report is intended solely for the information and use of the Board of Directors and Those Charged With Governance, management, the CFTC, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered introducing brokers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Sanville & Company, LLC

Sanville & Company, LLC
Dallas, Texas
March 24, 2026